DEXIA
Group

03 MAR 25 AM 7:21

The Secretary-General

03007646

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 13th, 2003

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press release issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

Olivier Van Herstraeten
Secretary General

dlw 3/28

PRESS RELEASE

DEXIA

03 ... 7:21

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

13/03/2003
11 p.

Embargo: March 13th, 2003 – 5:40PM

Results 4th Quarter and Full Year 2002

A robust financial performance in a very bad environment:

- **Net Income in 2002:** **EUR 1,299 million (–9.4% on 2001)**
- **Return On Equity (ROE)[5]:** **16.1%**
- **Earnings per Share:** **EUR 1.13 (–10.0% on 2001)**
- **Dividend maintained*:** **EUR 0.48**

* Proposed

Underlying[1] Results:

	Full Year 2002		4th Quarter 2002	
Revenues:	- 6.2%	on 2001	- 1.2%	against Q4 2001
Costs:	- 4.3%	on 2001	- 6.0%	against Q4 2001
Operating Income[2]:	- 10.8%	on 2001	+ 1.0%	against Q4 2001
Net Income:	- 7.8%	on 2001	+ 0.2%	against Q4 2001

[1] i.e without exceptional items ; 2001 figures pro forma
[2] After cost of risk

I - Consolidated Statement of Income

EUR Million	**Full Year 2002**	*Full Year[3] 2001*	**Variation Total** *Underlying*	*4th Quarter 2002*	*4th Quarter[3] 2001*	**Variation Total** *Underlying*
Revenues	*5,165*	*5,638*	***- 8.4%*** ***-6.2%***	*1,275*	*1,395*	***- 8.6%*** ***-1.2%***
Costs	*- 3,045*	*- 3,350*	***- 9.1%*** -4.3%	*- 676*	*- 937*	***- 27.8%*** ***-6.0%***
Gross Operating Income	*2,120*	*2,288*	***- 7.3%*** ***-9.0%***	*598*	*458*	***+ 30.6%*** ***+6.5%***
Cost of Risk	*- 722*	*- 293*	***+ 146.0%*** ***+3.9%***	*- 140*	*- 121*	***+ 16.1%*** ***+42.3%***
Net Gains and Write Downs on LT Investments	*- 36*	*+ 13*	***n.m.*** ***n.m.***	*- 15*	*- 47*	***- 67.1%*** ***n.m.***
Amortization of Goodwill	*- 57*	*- 60*	***- 4.7%*** -9.2%	*- 18*	*- 14*	***+25.3%*** ***+6.3%***
Taxes	*- 57*	*- 522*	***-89.0%*** ***-14.2%***	*- 77*	*- 20*	***n.m.*** ***-25.4%***
Net Earnings from Equity Accounted Companies	*+ 56*	*+ 48*	***+15.0%*** ***+15.0%***	*15*	*15*	***+ 0.3%*** ***+0.2%***
Allocation (-) or Write-back (+) to GBBR	*+ 82*	*+ 38*	***n.m.***	*0*	*+ 83*	***n.m.***
Minority Interests	*86*	*78*	***+ 9.8%*** ***+2.9%***	*20*	*24*	***- 17.1%*** ***n.m.***
Net Income	*1,299*	*1,434*	***- 9.4%*** ***-7.8%***	*343*	*330*	***+3.9%*** ***+0.2%***

Dexia's Board of Directors met on March 13th, 2003 and approved the Group's consolidated accounts as of December 31st, 2002.

Dexia's **net income** amounted to EUR 1,299 million, down -9.4% compared to 2001, against the background of a very bad environment for the financial industry. Compared to the pro-forma 2001[3] and excluding exceptional and nonrecurring items, net income was down -7,8%.

Fourth quarter 2002 **net income** stood at EUR 343 million, i.e. +3.9% above the same quarter (pro-forma) of the previous year. Excluding exceptional and nonrecurring items, the progression was +0.2%.

Revenues

Total annual **revenues** amounted to EUR 5,165 million against EUR 5,638 million in 2001, down -8.4% or EUR -473 million. This evolution stems from the general context of the banking industry in 2002, which will be commented later when analyzing the different types of revenues and the individual business lines. However, at first glance, three major and particular facts stand out to explain more than 60% of this negative variance:

- the contribution of net exceptional and nonrecurring revenues was lower in 2002 by EUR -142 million. Main exceptional items are discussed below on page12;
- underlying revenues of Dexia Bank Nederland were down by EUR -119 million, due to the environment of this subsidiary, as discussed below on page 9;
- the slump of the equity market has led to impairing the portfolios held by the Group with a net incidence on the yearly revenue variation of EUR -25 million.

---

[3] Pro forma takes into account the changes in scope and methods – cf. Activity Report. Comparisons will be based on pro forma figures in the following analyses.

In the 4th quarter of 2002, total revenues amounted to EUR 1,275 million, against EUR 1,395 million in the 4th quarter of 2001, thus down -8.6%. Underlying revenues amounted to EUR 1,344 million, i.e. -1.2% compared to the same quarter of the previous year.

Costs

During the whole year 2002, costs amounted to EUR 3,045 million, down -9.1% or EUR -305 million. Excluding exceptional items of the two periods compared, underlying costs went down -4.3%, and amounted to EUR 3,105 million.

The reduction in underlying costs corresponds to one of the key strategic objectives set by Dexia at the end of 2001. The target, which was to stay below the underlying cost base in 2002, was not only attained but also exceeded by EUR 139 million (-4.3% of the underlying cost base). The effort was carried out in all business lines with very good results everywhere: Retail Financial Services reduced their underlying costs by EUR -57 million; Investment Management Services by EUR -51 million; Capital Markets and Treasury Activities contributed EUR -13 million to the overall decrease; Central Assets contributed EUR -21 million. Only Public Finance increased its underlying costs by EUR +4 million (+0.6%), but this relates to a very good performance of the underlying revenues compared to the previous year (+4.8%).

During the 4th quarter of 2002, costs amounted to EUR 676 million, down -27.8% compared to the 4th quarter of 2001. Excluding exceptional items of the two periods compared, underlying costs went down -6.0% and amounted to EUR 786 million.

Gross operating income

For the whole year 2002, the gross operating income before allowances amounted to EUR 2,120 million in 2002, down -7.3% from what it was in 2001. On the basis of underlying revenues and costs, it was down -9.0%.

For the 4th quarter of 2002, the gross operating income before allowances amounted to EUR 598 million, up +30.6% from what it was in the 4th quarter of 2001. On the basis of underlying revenues and costs, it has progressed by +6.5% quarter against quarter.

Underlying gross operating income - Excluding exceptional and nonrecurring items (Q4 2001 to Q3 2002: pro forma)

EUR Million	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Revenues	1,360	1,268	1,324	1,128	1,344
Costs	- 837	- 790	- 779	- 750	- 786
Gross Operating Income	523	478	545	379	557

Cost of risk

In 2002, the total cost of risk amounted to EUR 722 million for the whole Group. This annual charge includes exceptional provisions made at Dexia Bank Nederland in view of the specific situation of the share leasing activity. Without this EUR 448 million exceptional provision, the cost of risk amounted to EUR 274 million, i.e. EUR 10 million higher than in 2001. Cost of risk ratios[4] stand as follows:

- 31 basis points for the banking activities (including Dexia Bank Nederland special provision) in 2002;
- 10 basis points for the banking activities (excluding Dexia Bank Nederland special provision) in 2002, as compared to 12 basis points in 2001;
- 2.5 basis points for FSA in 2002, against 0.6 basis points in 2001.

[4] Annual charge as a percentage of total outstanding commitments

When compared to the standards of the financial industry, the above ratios reflect the low risk profiles of Dexia and FSA, despite the deterioration of the economic cycle and credit quality in the USA in 2002 and notwithstanding the exceptional effort made to cover, as broadly as possible, potential credit risks at Dexia Bank Nederland.

Other items

Net gains and recoveries on long-term investments totaled EUR -36 million in 2002 compared with EUR +13 million in 2001. This EUR -49 million decrease stems from the sale of holdings, or unwinding of business ventures, generally classified as exceptional or nonrecurring (see below).

A **write-back to the general banking risks reserve** took place in 2002, in the amount of EUR 82 million, compared to EUR 38 million in 2001. This relates to special events incurred in 2001 (particularly relating to the integration of Artesia BC), as well as in 2002 (Dexia Bank Nederland).

Corporate income tax, comprising both current and deferred taxes sharply decreased from EUR 522 million in 2001 to EUR 57 million in 2002. This is largely due to the treatment of the special provision at Dexia Bank Nederland discussed elsewhere, as well as the impairment of Dexia Bank Nederland shares in the social accounts of its parents (neutral on consolidation), generating a tax credit. Without the exceptional items totaling EUR +364 million, underlying taxes amounted to EUR -421 million in 2002, down EUR -70 million or -14.2% compared to the underlying tax charge of 2001.

Return on equity[5] (ROE) stood at 16.1% in 2002, against 18.7% in 2001.

Earnings per share (EPS) stood at EUR 1.13 per share, against EUR 1.25 in 2001, down -10.0%.

Group Tier One ratio ended at 9.3% on December 31st 2002. It was 9.2% end of September 2002.

II - Underlying results of the Business Lines

- **Public/Project Finance and Credit Enhancement**

Underlying Results for the Business line - Excluding exceptional items and based on a similar scope

EUR Million	Full Year 2002	Full Year 2001	Variation
Revenues	1,798	1,716	+ 4.8%
Costs	- 637	- 633	+ 0.6%
Gross Operating Income	1,161	1,082	+ 7.3%
Net Income	**719**	**634**	**+ 13.3%**

Net Income for the full year rose by a very satisfactory + 13.3% (+16.2% at constant exchange rate), after another year of good progression (+9.9% in 2001). This performance confirms the business line's status as the first contributor to Dexia's earnings, and its robustness in a difficult economic and financial market environment. The net income in the 4th quarter 2002 was up +4.2% on the same quarter of 2001.

Revenues for the whole year amounted to EUR 1,798 million, up + 4.8% (+6.9% at constant exchange rate). In the 4th quarter, the progression was even higher, i.e + 12.7%, at EUR 511 million. Growth was observed in all categories of revenues, and more particularly in revenues from insurance activities. There, the progression was +12.2% for the whole year (+18.9% at constant exchange rate). This performance would have been even better without the incidence of the loss incurred on the "single name CDS portfolio" at FSA (EUR -44 million), following the decision to terminate this one-of-a-kind transaction.

[5] The ratio between the net income and the weighted average shareholders' equity (excluding GBBR and after income appropriation). If the goodwill relating to the share exchange offer on Dexia BIL shares (in 1999), the goodwill relating to the acquisitions of FSA and Labouchere (in 2000) and the goodwill relating to the acquisitions of Artesia BC, Kempen & Co and Financière Opale Group (in 2001) had been activated and amortized over a period of 20 years, the ROE would have been 2.7% for 2002 and 9.2% for 2001.

Costs were up by a modest +0.6% for the whole year (+2.1% at constant exchange rate), in comparison to the revenue growth. They were also up by +3.9% in the quarter, reflecting two facts: i) the strong level of originations during the quarter, and ii) the decision to move from a deferral to a cash method for the costs related to the Asset management activities (Guaranteed Investment Certificates) of FSA. This represents a EUR 8,8 million cost charge taken on the 4th quarter alone, but concerning the originations of the whole year.

Gross Operating Income amounted to EUR 1,161 for the full year, up + 7.3% (+9.7% at constant exchange rate), and to EUR 338 million in the 4th quarter (+ 17.9%), reflecting not only the very strong performance of the business, but also its acceleration, which stems from the powerful building up of the earning assets of Dexia and FSA in the recent periods.

Public Finance – excluding exceptional and nonrecurring items (Q4 2001 to Q3 2002: pro forma)

EUR Million	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Revenues	454	436	448	403	511
Costs	- 167	- 162	- 151	- 151	- 174
Gross Operating Income	287	275	297	252	338

The **Cost/Income ratio** further improved in 2002, at 35.4% for the full year against 36.9% in 2001.

The **Cost of risk** amounted to EUR 168 million in 2002, compared to EUR 180 million in 2001 (-7.0%). These amounts included two noteworthy charges in each of the two years: EUR 51 million relating to the default of a hospital in Chicago in 2001; a EUR 43 million adjustment to the general reserve of FSA in 2002, relating to expected future losses on certain CBO transactions (Collaterized Bond Obligations).

The financial performance of the business line is well expressed in the ratios of **Return on Economic Equity** (ROEE[6]), which stood at 21.0% in 2002 (20.3% in 2001).

- **Retail Financial Services**

Underlying Results for the Business line - Excluding exceptional items and based on a similar scope

EUR Million	Full Year 2002	Full Year 2001	Variation
Revenues	1,703	1,756	- 3.0%
Costs	- 1,377	- 1,434	- 3.9%
Gross Operating Income	326	323	+ 1.0%
Net Income	**202**	**218**	**- 7.3%**

Net Income for the full year 2002 amounted to EUR 202 million, down – 7.3%, reflecting the difficult economic and financial market environment, as well as intense competition in Belgium. The net income in the 4th quarter 2002 was up +21.1% on the same quarter of 2001.

[6] Net income before minority interests as a percentage of allocated equity at the end of the period

Revenues for the whole year amounted to EUR 1,703 million, down -3.0% or EUR -53 million. This reflects the market conditions prevailing during the year, with different impacts according to the types of revenues and product lines. Whilst net interest and related income was stable both on credits and deposits (higher volumes with lower margins on deposits due to low interest rates), commissions dropped -12.2% (off-balance sheet products were less attractive in this context of disturbed capital markets) and insurance revenues did not perform as well as 2001 under the effect of a lower production and a shift from unit-linked towards guaranteed-yield products. In the 4th quarter, the revenues amounted to EUR 420 million, up +0.6% from the same quarter of the previous year. Revenue growth resumed in net interest and related income (+5.4%) as well as in insurance (+20.1%), but net commissions and other income continued to be under pressure (-26.1%).

Costs, at EUR 1,377 million for the whole year 2002 were down -3.9% or EUR -56 million. This stems from the intensive cost cutting program engaged in 2002, which has been particularly effective both in Belgium (EUR -45 million savings) and Luxembourg (EUR -12 million savings). Comparing the 4th quarter's costs in 2002 and 2001, one can observe a decrease of -3.7%.

The Gross Operating Income amounted to EUR 326 million for the full year (+1.0%), and to EUR 79 million in the 4th quarter (+24.4%), reflecting the improved operating performance of the business line despite the difficult market environment.

Retail Financial Services - Excluding exceptional and nonrecurring items (Q4 2001 to Q3 2002: pro forma)

EUR Million	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Revenues	418	414	448	422	420
Costs	- 354	- 352	- 353	- 331	-341
Gross Operating Income	64	61	94	91	79

The **cost of risk** amounted to EUR 43 million in 2002, compared to EUR 29 million in 2001. The net charge in 2001 included a write-back of EUR 11 million on fixed rate short-term credit. Excluding this item, the increase is in line with the growth in outstanding credits.

The **cost/income ratio** stood at 80.9% in 2002, against 81.6% in 2001. The ratio is expected to be considerably enhanced in the coming years through the release of the synergies accruing from the merger in Belgium of Artesia BC and Dexia Bank.

The **Return on Economic Equity (ROEE**[6]**)** is 11.3% in 2002 (12.2% in 2001).

- **Investment Management Services**

In this business (private banking, asset management, fund administration and equity-related activities), conditions continued to be highly unfavorable. In addition, Dexia Bank Nederland was confronted with difficulties related to the *share leasing* activity inherited from the former Bank Labouchere.

Underlying Results for the Business line - Excluding exceptional items and based on a similar scope

EUR Million	Full Year 2002	Full Year 2001	Variation
Revenues	1,045	1,189	- 12.1%
Costs	- 700	- 751	- 6.8%
Gross Operating Income	345	438	- 21.1%
Net Income	**238**	**287**	**- 17.0%**

Net Income. Marked by the very unfavorable environment of the stock markets and the difficulties encountered in the Netherlands, net income amounted to EUR 238 million for the full year, down -17.0% compared to 2001, as a result of a decrease in revenues (-12.1%), which was only partially off-set by the substantial reduction in costs (-6.8%). Net income for the 4th quarter stood at EUR 55 million, down -27.6% compared to the 4th quarter of 2001.

Revenues for the full year amounted to EUR 1,045 million, down -12.1% compared to 2001. The decrease in net interest and related income was limited to -1.7%, while net commissions fell by -20.4%, due to the erosion of commissions driven by assets' volumes and performances. Revenues of the quarter fell by -15.3% compared to the 4th quarter of 2001, to EUR 253 million.

Costs declined by EUR -51 million (-6.8%) to EUR 700 million for the whole year, as a result of the cost reduction program launched in 2002, particularly in the Netherlands. The costs for the quarter amounted to EUR 176 million, down -9.4% compared to the 4th quarter of 2001.

As a consequence of the higher decrease in revenues compared to the costs, the **gross operating income** fell by –21.1% over the year and amounted to EUR 345 million (EUR 77 million in the 4th quarter or –26.3% against the 4th quarter of 2001).

Investment Management Services–excluding exceptional and nonrecurring items (Q4 2001 to Q3 2002: pro forma)

EUR Million	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Revenues	299	273	263	256	253
Costs	- 195	- 180	- 171	- 173	- 176
Gross Operating Income	104	93	92	83	77

The **cost/income ratio** stood at 67.0% in 2002, against 63.2%.

The financial performance of the business line remains above the Group's target with a **Return on Economic Equity** (ROEE[6]) of 39.2% in 2002 (53.5% in 2001).

The analysis below describes the contribution of the main sub-segments to the business line's gross operating income, aside from Dexia Bank Nederland which had to face its own specific problems, and which is thus analysed separately.

- The revenues in **Private Banking** for the whole year amounted to EUR 332 million in 2002, down -5.9%, correlative to the decrease in customers' assets impacting all types of commissions. Costs fell by –6.3% to EUR 256 million in the context of the cost reduction program. As a result, the gross operating income was down by -4.6%, at EUR 76 million.

- The **Asset Management** business suffered from the disturbed market environment throughout the year; the reduction in costs (-5.8% at EUR 89 million) did not compensate the fall in revenues (-25.8% at EUR 148 million), which is mainly explained by a decline in commissions.

- Revenues in **Fund Administration** increased by +8.2% to EUR 201 million thanks to the development of the business, particularly in Central administration and Transfer Agent. Commissions related to Central Administration and Custody increased by +15.0% while commissions related to Transfer Agent increased by +29.0%. Costs also rose by +17.4% to EUR 124 million, linked to growing investments (IT and staff) justified in a business line where the activity has continued to expand in 2002, bringing more growth opportunities for the years to come.

- **Dexia Bank Nederland**

Revenues amounted to EUR 328 million for the full year, down -21.2%, in a context of a very sluggish market environment and the very bad publicity made to the share leasing products in the Netherlands. This decrease can be explained by a fall in revenues in all sub-segments: private banking, asset management and equity-related activities. The narrowing of spreads for the share leasing products impacted the net interest and related revenues, and commissions fell due to the stop in production of share leasing products and the quasi-termination of the private banking activities of the ex-Labouchere. Revenues in Asset Management also declined due to the erosion of the customers' assets and revenues in equity-related activities suffered from the difficult environment, both in the corporate finance and the capital markets areas. In the 4th quarter, revenues amounted to EUR 79 million, compared to EUR 110 million in the 4th quarter of 2001, i.e. a decline of -28.8%.

Costs fell by –19.9% to EUR 190 million, as a result of the restructuring program launched in 2002. For the 4th quarter, costs amounted to EUR 47 million (EUR 60 million in the 4th quarter of 2001).

As a result, **gross operating income** was down -22.8% and stood for the full year at EUR 138 million (EUR 178 million in 2001). Analysed on the quarter, the decrease was -37.6% (EUR 32 million in 2002 against EUR 51 million in 2001).

Net income of Dexia Bank Nederland was down -27.0%, to EUR 85 million in 2002.

The total business line excluding Dexia Bank Nederland achieved a net income of EUR 153 million, down -10.2% compared to 2001, a relatively satisfying performance in the context of the market downturn in 2002.

IMS Underlying Results excluding DBNL - Excluding exceptional items and based on a similar scope

EUR Millions	Full Year 2002	Full Year 2001	Variation
Revenues	717	773	- 7.2%
Costs	- 510	- 514	- 0.8%
Gross Operating Income	208	259	- 19.9%
Net Income	**153**	**171**	**- 10.2%**

- <u>**Capital Markets and Treasury Activities**</u>

Underlying Results for the Business line - Excluding exceptional items and based on a similar scope

EUR Millions	Full Year 2002	Full Year 2001	Variation
Revenues	551	688	- 20.0%
Costs	-168	-181	- 7.3%
Gross Operating Income	383	507	- 24.5%
Net Income	**281**	**340**	**- 17.2%**

Net Income for the full year amounted to EUR 281 million, down -17.2% compared to 2001. The business line restored its profitability in the 4th quarter, with a strong recovery compared to the 3rd quarter. Net income stood at EUR 66 million, down –9.6% compared to the 4th quarter of 2001.

Revenues for the whole year amounted to EUR 551 million, down –20.0%. This variation is explained by several reasons. First, revenues were particularly high in 2001, which was a record year. Second, the capital allocated to the business line was reduced, after adjusting the risk limits of an ex-Artesia activity (Proprietary Management); this reduction in the capital allocated implied a reduction in revenues at two different levels: less activity and less interest on economic capital. Third, the financial markets have known in 2002 a very difficult year, especially in the third quarter. Finally, as a part of the revenues are US Dollar denominated, the decrease in the Dollar against the Euro affected the revenues in Euro. The revenues for the fourth quarter declined by –11.6%, at EUR 137 million, in comparison of the same period last year.
Costs have been strictly contained at EUR 168 million, down -7.3% for the whole year, as a result in particular of the merger of the two trading rooms in Belgium and the integration of IT systems. Costs for the 4th quarter were of EUR 43 million, down -8.7% compared to the 4th quarter 2001.

Gross Operating Income amounted to EUR 383 million for the full year (-24.5%), and to EUR 94 million in the 4th quarter (-12.8% compared to the 4th quarter of 2001).

Capital Markets and Treasury Activities – Excluding exceptional and nonrecurring items (Q4 2001 to Q3 2002: pro forma)

EUR millions	Q4 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002
Revenues	155	177	165	72	137
Costs	- 47	- 45	- 40	- 40	- 43
Gross Operating Income	108	131	126	32	94

The **Cost/Income ratio** increased slightly in 2002, to 30.5% for the full year against 26.3% in 2001.

Cost of risk amounted to EUR 24 million in 2002, compared to EUR 21 million in 2001 (+15.6%).

In a context of a difficult market environment, the financial performance of the business line remains satisfactory and above overall Group target. The **Return on Economic Equity** (**ROEE**[6]) stood at 24.0% in 2002 (27.3% in 2001).

III - Central Assets[7] – Exceptional Items

- <u>**Central Assets**</u>

Underlying Results for central assets - Excluding exceptional items and based on a similar scope

EUR Millions	Full Year 2002	Full Year 2001	Δ (€M)
Revenues	- 34	+47	- 81
Costs	-223	-244	+ 21
Gross Operating Income	- 256	- 198	- 58
Net Income	**- 254**	**-192**	**- 62**

The central assets segment records the revenues from excess capital, and the central costs. The decrease in the net income of this segment (i.e. EUR -62 million between 2001 and 2002) amounts to 46% of the total decrease in the Group's net income (i.e. EUR - 135 million). Such a decrease mainly stems from revenues (EUR -81 million), these including impairments on long-term equity investments (EUR -25 million in 2002).

[7] Corporate functions - unallocated

- **Exceptional items**

EUR Millions	Full Year 2002	Full Year 200	Δ (€M)
Revenues	+ 101	+ 243	- 142
Costs	+ 60	- 107	- 167
Gross Operating Income	+ 161	+ 136	+ 25
Cost of Risk	- 448	- 30	- 418
Net gains or Recoveries on LT Investments	- 41	+ 31	- 72
Taxes	+ 364	- 31	+ 395
Allocations (-) or write-backs (+) to GBRR	+ 82	+ 38	- 44
Net Income	**+ 113**	**+ 147**	**- 34**

The impact of exceptional items on net income (i.e. EUR -34 million between 2001 and 2002) represents some 25% of the overall decrease in net income for the Group (i.e. EUR -135 million).

Exceptional capital gains and restructuring costs have influenced the Gross Operating Income in 2001 by EUR +136 million and in 2002 by EUR +161 million. Similarly, the net gains or recoveries on LT investment stood at EUR +31 million in 2001 and EUR –41 million in 2002[8]. The noteworthy exceptional items in 2002 concern Dexia Bank Nederland where a special provision was made to cover the credit risks of the share leasing portfolio (EUR 448 million, of which EUR 25 million specific and EUR 423 million general). This exceptional allowance at Dexia Bank Nederland and the impairment of this subsidiary's shares in its parents' social accounts (neutral on consolidation) have led to a reduction of the tax burden (EUR +379 million variation year on year).

Furthermore, a net write-back of the General Banking Risk Reserve was made in 2002 in the amount of EUR +82 million, against EUR +38 million in 2001.

In summary, the three core business lines' underlying contribution to the Group net income increased in 2002 (EUR +21 million). Capital markets and Treasury activities' contribution was reduced following the 2002 environment as well as voluntary downsizing of some activities within this segment (EUR -59 million). Central assets and exceptional items contributed less to the net income in 2002 (EUR –96 million).

EUR Millions	Full Year 2002	Full Year 2001	Δ (€M)
Total 3 Core Business Lines (underlying)	1,159	1,139	+ 21
Capital Markets and Treasury activities (underlying)	281	340	- 59
Central Assets and Exceptional items	- 141	- 45	- 96
Net Income	**1,299**	**1,434**	**- 135**

[8] Full details on exceptional items are given in the Activity Report

Commenting on the results, Pierre RICHARD, Chief Executive Officer and Chairman of Dexia Management Board, declared:

"In a particularly difficult environment, Dexia managed to produce a EUR 1.3 billion net income, a decrease from last year of less than 10%. This robust performance stems from several very positive factors, including a strong effort to reduce costs and also from the excellent achievements of Public Finance, Dexia first business line.

Despite the difficult conditions, Dexia continues to create capital in excess of its own needs and will propose a dividend per share equal to that of the previous year."

Exhibit

Main Balance Sheet Items

EUR Billions	December 2001	December 2002	Trend
Total balance sheet	351.4	350.9	*-0.1%*
Shareholders' equity	8.3	9.1	*+9.0%*
Customer deposits	84.0	85.3	*+1.6%*
Debt securities	140.9	146.5	*+4.0%*
Customer loans	156.4	157.8	*+0.9%*
Bonds, equities and other securities	116.8	121.9	*+4.4%*
Long-term investments *	1.4	1.9	*+31.3%*

* As of December 31, 2002, the portfolio of long-term investments, including an amount of EUR 854 Millions for minority interests in European groups in the financial services industry and others, quoted on public securities exchanges. The market value of this portfolio on the same date amounted to EUR 828 Millions.